LION LAND BERHAD (415-D)
A Member of The Lion Group

11 September 2002

02055070

SUPPL

02 SEP 30 AM 9:03

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the General Announcement dated 10 September 2002, Proposed acquisition by Amsteel Mills Sdn Bhd, a 99% owned subsidiary of Lion Land Berhad, of 100% equity interest in Antara Steel Mills Sdn Bhd comprising 218,010,000 ordinary shares of RM1.00 each from Johor Corporation for a consideration of RM108.23 million for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw
9/30

Form Version 2.0

General Announcement

Ownership transfer to LLB on 10-09-2002 05:26:23 PM
Reference No LL-020910-3D814

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed acquisition by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of Lion Land Berhad, of 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") comprising 218,010,000 ordinary shares of RM1.00 each from Johor Corporation for a consideration of RM108.23 million ("Proposed Acquisition of Antara")

* **Contents :-**

We refer to the announcement made by the Company on 16 February 2001 in respect of the Proposed Acquisition of Antara. The Board of Directors of the Company wishes to announce that the Proposed Acquisition of Antara has been completed on 10 September 2002.

As such, Antara has become a wholly-owned subsidiary of AMSB with effect from 10 September 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

10 SEP 2002